SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)
____________________________

Western Gas Partners, LP
(Name of Issuer)
_____________________________
Common Units Representing Limited Partner Interests
(Title of Class of Securities)

958254-10-4
(CUSIP Number)

Philip H. Peacock 1201 Lake Robbins Drive The Woodlands, Texas 77380-1046 (832) 636-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2018
(Date of Event Which Requires Filing of This Statement)
_____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Anadarko Petroleum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,143,426 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,143,426 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,143,426 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%*
14	TYPE OF REPORTING PERSON HC; CO

* The calculation is based on a total of 152,609,285 common units outstanding as of October 29, 2018.

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Western Gas Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,694,297 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,694,297 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,694,297 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%*
14	TYPE OF REPORTING PERSON HC; CO

* The calculation is based on a total of 152,609,285 common units outstanding as of October 29, 2018.

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Western Gas Equity Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,132,046 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,132,046 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,132,046 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14	TYPE OF REPORTING PERSON HC; OO – limited liability company

* The calculation is based on a total of 152,609,285 common units outstanding as of October 29, 2018.

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Western Gas Equity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,132,046 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,132,046 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,132,046 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14	TYPE OF REPORTING PERSON HC; PN

* The calculation is based on a total of 152,609,285 common units outstanding as of October 29, 2018.

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Western Gas Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0%
14	TYPE OF REPORTING PERSON OO – limited liability company

*
Western Gas Holdings, LLC, the sole general partner of Western Gas Partners, LP, owns 2,583,068 general partner units and incentive distribution rights (which represent the right to receive increasing percentage of quarterly distributions in excess of specified amounts) (“IDRs”) in Western Gas Partners, LP.

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON APC Midstream Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,562,251 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,562,251 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,251 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON OO – limited liability company

* The calculation is based on a total of 152,609,285 common units outstanding as of October 29, 2018.

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Kerr-McGee Worldwide Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 449,129 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 449,129 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,129 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON HC; CO

* The calculation is based on a total of 152,609,285 common units outstanding as of October 29, 2018.

CUSIP NO. 958254-10-4

AMENDMENT NO. 11 TO SCHEDULE 13D
This Amendment No. 11 to Schedule 13D further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission on May 23, 2008 (as amended prior to this Amendment No. 11, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests (“Common Units”) of Western Gas Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all Items of the Schedule 13D remain unchanged. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Statement filed as Exhibit D to this Amendment No. 10. This Amendment is being filed to disclose the Agreement (as defined below) to which Anadarko and the Issuer, among others, became parties on November 7, 2018.

Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
(a)     This Schedule 13D is filed by (i) Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”), (ii) Western Gas Resources, Inc., a Delaware corporation (“WGR”), (iii) Western Gas Equity Holdings, LLC, a Delaware limited liability company (“WGP GP”), (iv) Western Gas Equity Partners, LP, a Delaware limited partnership (“WGP”), (v) Western Gas Holdings, LLC, a Delaware limited liability company (the “General Partner”), (vi) APC Midstream Holdings, LLC, a Delaware limited liability company (“AMH”), and (vii) Kerr-McGee Worldwide Corp., a Delaware corporation (“KWC” and, together with Anadarko, WGR, WGP GP, WGP, the General Partner and AMH, the “Reporting Persons”).
Anadarko owns 100% of the common stock of WGR and Kerr-McGee Corporation, a Delaware corporation (“KMG”). WGR is the sole member of WGP GP, which is the sole general partner of WGP. WGP owns approximately 32.8% of the Issuer’s outstanding Common Units and is the sole member of the General Partner. The General Partner is the sole general partner of the Issuer. WGP is the sole member of AMH, which owns approximately 1.0% of the Issuer’s outstanding Common Units and all of the Issuer’s Class C Units (as defined below). KMG owns 100% of the common stock KMC, which, owns approximately 0.3% of the Issuer’s outstanding Common Units. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b)     The business address of each of the Reporting Persons is 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046.
(c)     The principal business of Anadarko is to explore for, develop, and commercialize resources globally; ensure health, safety, and environmental excellence; and focus on financial discipline, flexibility, and value creation; while demonstrating the Company’s core values in all its business activities. The principal business of WGR is to hold membership interests in WGP GP and AMH. The principle business of WGP GP is to hold the general partner units and to manage the business and affairs of WGP. The principle business of WGP is to own three types of partnership interests in the Issuer and to manage the business and affairs of the General Partner. The principal business of the General Partner is to hold general partner units and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer. The principal business of AMH is to hold ownership interests in its various subsidiaries and in the Issuer. KMC’s principal business is to engage in exploration and production and midstream activities and to hold Common Units in the Issuer.
(d) – (e)     During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Not applicable.

CUSIP NO. 958254-10-4

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Anadarko, WGR, WGP GP, WGP, the General Partner, AMH and KWC has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Persons’ business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.
The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a)
On November 8, 2018, the Issuer announced that it had entered into a Contribution Agreement and Agreement and Plan of Merger (the “Agreement”), dated as of November 7, 2018, by and among Anadarko, Anadarko E&P Onshore LLC, a Delaware limited liability company (“AE&P”), Western Gas Equity Partners, LP, a Delaware limited partnership (“WGP”), Western Gas Equity Holdings, LLC, a Delaware limited liability company (“WGP GP”), the Issuer, the General Partner, Clarity Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), WGR Asset Holding Company LLC, a Delaware limited liability company (“WGRAH”), WGR Operating, LP, a Delaware limited partnership (“WGRO”), Kerr-McGee Gathering LLC, a Colorado limited liability company (“KMGG”), Kerr-McGee Worldwide Corporation, a Delaware corporation (“KWC”), APC Midstream Holdings, LLC, a Delaware limited liability company (“AMH”), and Delaware Basin Midstream, LLC, a Delaware limited liability company (“DBM”). AE&P and WGRAH, each a subsidiary of Anadarko, are referred to herein as the “Contributing Parties” and individually as a “Contributing Party.” WGRO, KMGG and DBM, each a subsidiary of the Issuer, and the Issuer are referred to herein as the “Recipient Parties” and individually as a “Recipient Party.” Anadarko and KWC are parties to the Agreement for the limited purposes set forth in certain sections thereof and are parties to the Agreement solely to that extent.
The Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving entity (the “Merger”). Pursuant to the Agreement, at the time of the Merger (the “Effective Time”), each Issuer Common Unit issued and outstanding immediately prior to the Merger (other than 50,132,046 Issuer Common Units or other Issuer Common Units or general partner units owned by WGP or subsidiaries of WGP and 6,375,284 WES Common Units owned by WGRAH) will be converted into the right to receive 1.525 WGP common units.
The Agreement further provides that, immediately prior to the Effective Time and pursuant to the terms and conditions of the Agreement, (a) the Contributing Parties shall contribute all of their interests in each of Anadarko Wattenberg Oil Complex LLC, Anadarko DJ Oil Pipeline LLC, Anadarko DJ Gas Processing LLC, Wamsutter Pipeline LLC, DBM Oil Services, LLC, Anadarko Pecos Midstream LLC, Anadarko Mi Vida, LLC and APC Water Holdings 1 LLC to certain Recipient Parties in exchange for aggregate consideration of $1.814 billion in cash, minus the outstanding amount payable pursuant to an intercompany note to be assumed in connection with the transaction, and 45,760,201 Issuer Common Units (the “Contribution”), and AMH shall sell to the Issuer certain interests in each of Saddlehorn Pipeline Company, LLC, a Delaware limited liability company, and Panola Pipeline Company, LLC, a

CUSIP NO. 958254-10-4

Texas limited liability company, in exchange for aggregate consideration of $193.9 million in cash (the “Sale” and together with the Contribution and the Merger, the “Transactions”). In addition, immediately prior to the Effective Time, all outstanding Class C Units of the Issuer shall be converted into Issuer Common Units on a one-for-one basis and the Issuer and the General Partner shall cause the conversion of the IDRs and the conversion of the 2,583,068 general partner units held by the General Partner into 105,624,704 Issuer Common Units.
The foregoing description of the Agreement and the Transactions is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit L hereto and incorporated by reference in its entirety to this Item 4.
(b)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(b).
(c)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(c).
(d)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(d).
(e)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(e).
(f)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(f).
(g)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(g).
(h)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(h).
(i)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(i).
(j)    Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer
Item 5(a), (b) and (c) of Schedule 13D are hereby amended and restated in their entirety to read as follows:
(a) (1) WGP is the record and beneficial owner of 50,132,046 Common Units, which based on there being 152,609,285 Common Units outstanding as of October 29, 2018 represents 32.8% of the outstanding Common Units. WGP, as the 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and IDRs in the Issuer held by the General Partner.
(2)     WGP GP, as the sole general partner of WGP, may, pursuant to Rule 13d-3, be deemed to beneficially own the 50,132,046 Common Units, which based on there being 152,609,285 Common Units outstanding as of October 29, 2018 represents 32.8% of the outstanding Common Units. WGP GP, as the general partner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and IDRs with respect to the Issuer held by the General Partner.
(3)     WGR, as the 77.8% owner of WGP, may, pursuant to Rule 13d-3, be deemed to beneficially own the beneficially own the 50,132,046 Common Units, which based on there being 152,609,285 Common Units outstanding as of October 29, 2018 represents 32.8% of the outstanding Common Units. WGR, as the indirect

CUSIP NO. 958254-10-4

77.8% owner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and the IDRs with respect to the Issuer held by the General Partner. WGR, as the 100% owner of AMH, may also, pursuant to Rule 13d-3, be deemed to beneficially own AMH’s 1,562,251 Common Units, which based on there being 152,609,285 Common Units outstanding as of October 29, 2018, represent 1.0% of the outstanding Common Units.
(4)     Anadarko, as the indirect 77.8% owner of each of WGP and AMH and the indirect 100% owner of AMM, may, pursuant to Rule 13d-3, be deemed to beneficially own the 50,132,046, 1,562,251 and 449,129 Common Units held of record by WGP, AMH and AMM, respectively, which based on there being 152,609,285 Common Units outstanding as of October 29, 2018, collectively represent 34.2% of the outstanding Common Units. Anadarko, as the indirect 77.8% owner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and IDRs with respect to the Issuer held by the General Partner.
(5)     The General Partner, as the sole general partner of the Issuer, does not beneficially own any Common Units of the Issuer. However, the General Partner does own 2,583,068 general partner units and IDRs with respect to the Issuer.
(6)     AMH is the record and beneficial owner of 1,562,251 Common Units, which based on there being 152,609,285 Common Units outstanding as of October 29, 2018, represent 1.0% of the outstanding Common Units.
(7)     KWC is the record and beneficial owner of 449,129 Common Units, which based on there being 152,609,285 Common Units outstanding as of October 29, 2018, represent 0.3% of the outstanding Common Units.
(8)     See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
(b)    The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
(c)     In the 60 days preceding November 8, 2018 and through the date hereof, none of the Reporting Persons or, to the Reporting Person’s knowledge, none of the Listed Persons has effected any transactions in the Issuer’s common units.

Item 7.	Material to be Filed as Exhibits
This Amendment supplements Item 7 of the Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Schedule 13D.

Exhibit V
Contribution Agreement and Agreement and Plan of Merger, dated as of November 7, 2018, by and among Anadarko, AE&P, the Issuer, WGP GP, WES, the General Partner, Merger Sub, WGRAH, WGRO, KMGG, KWC, AMH, and DBM (attached as Exhibit 2.1 to WGP’s Current Report on Form 8-K (File No. 001-35753) filed with the Commission on November 8, 2018 and incorporated herein in its entirety by reference).

SIGNATURES
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2018
ANADARKO PETROLEUM CORPORATION

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President, Deputy General Counsel, Corporate Secretary and Chief Compliance Officer

WESTERN GAS RESOURCES, INC.

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President and Corporate Secretary

WESTERN GAS EQUITY HOLDINGS, LLC

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Senior Vice President, General Counsel and Corporate Secretary

WESTERN GAS EQUITY PARTNERS, LP

	By:	WESTERN GAS EQUITY HOLDINGS, LLC its general partner

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Senior Vice President, General Counsel and Corporate Secretary

WESTERN GAS HOLDINGS, LLC

By:	/s/ Philip H. Peacock
Name:	Philip H. Peacock
Its:	Senior Vice President, General Counsel and Corporate Secretary

APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Philip H. Peacock
Name:	Philip H. Peacock
Its:	Vice President and Corporate Secretary

KERR-MCGEE WORLDWIDE CORP.

By:	/s/ Philip H. Peacock
Name:	Philip H. Peacock
Its:	Vice President and Corporate Secretary

Schedule 1
Executive Officers of Anadarko Petroleum Corporation
Daniel E. Brown
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, U.S. Onshore Operations of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 0 (less than 1%)

Robert G. Gwin
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, Finance and Chief Financial Officer of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)
Mitchell W. Ingram
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, International, Deepwater and Exploration of Anadarko Petroleum Corporation
Citizenship: UK
Amount Beneficially Owned: 0
Amanda M. McMillian
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President and General Counsel of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 1,470 (less than 1%)

Robert K. Reeves
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President and Chief Administrative Officer of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 9,000 (less than 1%)
R. A. Walker
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman, President and Chief Executive Officer of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 6,900
Directors of Anadarko Petroleum Corporation
Anthony R. Chase
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of ChaseSource, L.P.
Citizenship: USA
Amount Beneficially Owned: 0 (less than 1%)

Schedule 1 - 1

David E. Constable
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Advisor, Cerberus Capital Management
Citizenship: USA
Amount Beneficially Owned: 0

H. Paulett Eberhart
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of HMS Ventures
Citizenship: USA
Amount Beneficially Owned: 0 (less than 1%)
Claire S. Farley
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Vice Chair of Energy, KKR & Co. L.P.
Citizenship: USA
Amount Beneficially Owned: 0

Peter J. Fluor
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of Texas Crude Energy, LLC
Citizenship: USA
Amount Beneficially Owned: 0
Joseph W. Gorder
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman, President and Chief Executive Officer of Valero Energy Corporation
Citizenship: USA
Amount Beneficially Owned: 0
John R. Gordon
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Managing Director of Deltec Asset Management LLC
Citizenship: USA
Amount Beneficially Owned: 0
Sean Gourley
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chief Executive Officer of Primer Technologies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Mark C. McKinley
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Managing Partner of MK Resources LLC
Citizenship: USA
Amount Beneficially Owned: 9,000
Eric D. Mullins
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Managing Director and Co-Chief Executive Officer of Lime Rock Resources
Citizenship: USA
Amount Beneficially Owned: 0

Schedule 1 - 2

R. A. Walker
(see above)
Executive Officers of Western Gas Resources, Inc.
Daniel E. Brown
President
(see above)
Robert G. Gwin
Executive Vice President and Chief Financial Officer
(see above)
Amanda M. McMillian
Executive Vice President
(see above)
Robert K. Reeves
Executive Vice President
(see above)
Directors of Western Gas Resources, Inc.
Daniel E. Brown
(see above)
Amanda M. McMillian
(see above)
Robert K. Reeves
(see above)
Executive Officers of Western Gas Equity Holdings, LLC
Benjamin M. Fink
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 2,213 (less than 1%)
Jaime R. Casas
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer of Western Gas Equity Holdings, LLC
Citizenship: USA
Amount Beneficially Owned: 0 (less than 1%)
Gennifer F. Kelly
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Vice President and Chief Operating Officer
Citizenship: USA
Amount Beneficially Owned: 0 (less than 1%)

Schedule 1 - 3

Philip H. Peacock
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary of Western Gas Equity Holdings, LLC
Citizenship: USA
Amount Beneficially Owned: 0
Directors of Western Gas Equity Holdings, LLC
Robert G. Gwin
Chairman of the Board
(see above)
Thomas R. Hix
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Business consultant
Citizenship: USA
Amount Beneficially Owned: 0
Robert K. Reeves
(see above)
Benjamin M. Fink
(see above)
Daniel E. Brown
(see above)
Craig W. Stewart
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Former Executive Chairman of RMP Energy Inc.
Citizenship: CAN
Amount Beneficially Owned: 0
David J. Tudor
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chief Executive Officer and General Manager of Associated Electric Cooperative Inc.
Citizenship: USA
Amount Beneficially Owned: 12,519 (less than 1%)
Executive Officers and Directors of Western Gas Equity Partners, LP
None.
Executive Officers of Western Gas Holdings, LLC
Benjamin M. Fink
President and Chief Executive Officer
(see above)
Jaime R. Casas
Senior Vice President, Chief Financial Officer, and Treasurer
(see above)

Schedule 1 - 4

Gennifer F. Kelly
Senior Vice President and Chief Operating Officer
(see above)
Philip H. Peacock
Senior Vice President, General Counsel and Corporate Secretary
(see above)
Directors of Western Gas Holdings, LLC
Robert G. Gwin
Chairman of the Board
(see above)
Steven D. Arnold
Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Investor
Citizenship: USA
Amount Beneficially Owned: 37,938 (less than 1%)
Milton Carroll
Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman of CenterPoint Energy, Inc., an energy company
Citizenship: USA
Amount Beneficially Owned: 10,343 (less than 1%)
James R. Crane
Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive of Crane Capital Group, a private equity investment firm
Citizenship: USA
Amount Beneficially Owned: 13,121 (less than 1%)
Benjamin M. Fink
(see above)
Daniel E. Brown
(see above)
Robert K. Reeves
(see above)
David J. Tudor
(see above)
Executive Officers of APC Midstream Holdings, LLC
Daniel E. Brown
President
(see above)
Robert G. Gwin
Executive Vice President and Chief Financial Officer
(see above)

Schedule 1 - 5

Amanda M. McMillian
Executive Vice President
(see above)
Robert K. Reeves
Executive Vice President
(see above)
Directors of APC Midstream Holdings, LLC
None.
Executive Officers of Kerr-McGee Worldwide Corporation
Robert G. Gwin
President
(see above)
Amanda M. McMillian
Executive Vice President
(see above)
Robert K. Reeves
Executive Vice President
(see above)
Directors of Kerr-McGee Worldwide Corporation
Robert G. Gwin
(see above)
Amanda M. McMillian
(see above)

Schedule 1 - 6